Exhibit 99(a)

SAFE HARBOR COMPLIANCE STATEMENT
FOR FORWARD-LOOKING STATEMENTS

RARE Hospitality International, Inc. (“RARE”) intends to qualify both its written and oral forward-looking statements for protection under Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, and any other similar safe harbor provisions.

Generally, forward-looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forward-looking statements of RARE. RARE undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward-Looking Statements to reflect future developments. In addition, RARE undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

RARE provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward-looking statements for the safe harbor protection of the Securities Act of 1933 and the Securities Exchange Act of 1934 and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in the forward-looking statements include the disclosures contained in the Form 10-K to which this statement is attached as an exhibit and also include the following:

FLUCTUATIONS IN OUR OPERATING RESULTS MAY RESULT IN
DECREASES IN OUR STOCK PRICE

Our operating results may fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in same store sales, increases in food and other costs not offset by menu price increases, weather conditions, availability of adequate sources of supply or distribution, changes in consumer preferences, consumer concern over food quality or health issues, competitive factors, war, insurrection and/or terrorist attacks on United States soil. As a result, our operating results may fall below the expectations of public market analysts and investors. In such event, the price of our common stock would likely decrease.

In the past, our pre-opening costs have varied significantly from quarter to quarter primarily due to the timing of restaurant openings. We typically incur most pre-opening costs for a new restaurant within the two months immediately preceding, and the month of, its opening. In addition, our labor and operating costs for a newly opened restaurant during the first three to six months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Accordingly, the volume and timing of new restaurant openings in any quarter has had and is expected to continue to have a significant impact on quarterly pre-opening costs, labor, direct and occupancy costs. Due to these factors, results for a quarter may not indicate results to be expected for any other quarter or for a full fiscal year.

WE MAY EXPERIENCE VOLATILITY IN OUR STOCK PRICE DUE TO
FACTORS OTHER THAN OUR OPERATING RESULTS

The market price of our common stock may experience significant volatility from time to time. Such volatility may be affected by factors other than our operating results such as changes in the economy, financial markets, consumer confidence, and the operating results of our competitors or the restaurant industry in general. In recent years, the stock market has experienced extreme price and volume fluctuations, which has had a significant effect on the market prices of the securities issued by a company, which may be unrelated to the operational performance of the company. In addition, we may be subject to securities class action litigation if the market price of our stock experiences significant volatility. Our management’s attention and resources may be diverted from normal operations if we would become subject to any securities class action, which may have a material adverse effect on our business.

WE MAY EXPERIENCE HIGHER OPERATING COSTS DUE TO INCREASED FOOD PRICES, WAGES AND
OTHER COSTS WHICH WILL REDUCE OURPROFITS IF WE CANNOT INCREASE MENU PRICES TO COVER THEM

If we have to pay higher prices for food, supplies, energy, or other items, or increase the compensation or benefits to our employees, we will have an increase in operating costs. If we are unable or unwilling to increase our menu prices or take other actions to offset our increased operating costs, our profits will decrease. Many factors affect the prices that we have to pay for the various food and other items that we need to operate our restaurants, including seasonal fluctuations, longer term cycles and other fluctuations in livestock markets, changes in weather or demand and inflation. Factors that may affect the salaries and benefits that we pay to our employees include the local unemployment rates and changes in minimum wage and employee benefits laws. In addition to the above factors over which we have no control, we may introduce new menu items and operating procedures, which may either temporarily or permanently result in increased food or labor costs.

THE FOOD SERVICE INDUSTRY IS AFFECTED BY LITIGATION AND PUBLICITY CONCERNING FOOD QUALITY,
HEALTH AND OTHER ISSUES, WHICHCAN CAUSE CUSTOMERS TO AVOID OUR PRODUCTS AND RESULT IN LIABILITIES

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury or other health concerns, guest service patterns or other operating issues stemming from one store or a limited number of stores, including stores operated by our franchisees or other food service operators. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products. Because one of our competitive strengths is the taste and quality of our food, adverse publicity relating to food quality or other similar concerns affects us more than it would food service businesses that compete primarily on other factors. We could also incur significant liabilities if a lawsuit or claim resulted in a decision against us, or in significant litigation costs, regardless of the result.

WE MAY INCUR ADDITIONAL COSTS OR LIABILITIES AND LOSE REVENUE
AS THE RESULT OF GOVERNMENT REGULATION

Our restaurants are subject to extensive federal, state and local government regulation, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, and other health, sanitation and safety matters. Our restaurants may lose revenue if they are unable to maintain liquor or other licenses required to serve alcoholic beverages or food. If one or more of our restaurants was unable to serve alcohol or food for even a short time period, we could experience a reduction in our overall revenue.

Our restaurants are subject in each state in which we operate to “dram shop” laws which allow a person to sue us if that person was injured by a legally intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. A lawsuit under a dram shop law may result in a verdict in excess of our liability insurance policy limits which could result in substantial liability for us and which may have a material adverse effect on our profitability.

The costs of operating our restaurants may increase if there are changes in laws governing minimum hourly wages, workers’ compensation insurance rates, unemployment tax rates, sales taxes or other laws and regulations such as those governing access for the disabled, such as the Federal Americans with Disabilities Act. If any of the above costs increased and we were unable to offset such increase by increasing our menu prices or by other means, we would generate lower profits.

CHANGING CONSUMER PREFERENCES AND DISCRETIONARY SPENDING PATTERNS COULD FORCE US TO MODIFY
OUR RESTAURANT’S CONCEPT ANDMENU AND COULD RESULT IN A REDUCTION IN OUR REVENUES

Even if we are able to successfully compete with other restaurant companies with similar concepts, we may be forced to make changes in one or more of our concepts in order to respond to changes in consumer tastes or dining patterns. Consumer preferences could be affected by health concerns about the consumption of beef, the primary item on our LongHorn Steakhouse, Bugaboo Creek Steak House and The Capital Grille menu, or by specific events such as the outbreak of “mad cow disease”. If we change a restaurant concept, we may lose customers who do not prefer the new concept and menu, and may not be able to attract a sufficient new customer base to produce the revenue needed to make the restaurant profitable. In addition, we may have different or additional competitors for our intended customers as a result of such a concept change and may not be able to successfully compete against such competitors. Our success also depends on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income, consumer confidence and the United States’ participation in war activities. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could reduce revenues and operating income.

OUR RESTAURANTS MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY WITH OTHER RESTAURANTS
OR RESTAURANT CONCEPTS WHICH COULD LEAD TO A REDUCTION IN OUR REVENUES

If our restaurants are unable to continue to compete successfully with other restaurants in new and existing markets, we may lose significant revenue. Our industry is intensely competitive with respect to price, service, location, type and quality of food. We compete with other restaurants for customers, restaurant locations and qualified management and other restaurant staff. Our LongHorn Steakhouse and Bugaboo Creek Steak House restaurants compete with other mid-priced, full service, casual dining restaurants, including steakhouses such as Outback Steakhouse, Lone Star Steaks, Roadhouse Grill, Texas Roadhouse and Logan’s Roadhouse and other casual dining restaurants such as Red Lobster, Olive Garden and Chili’s. Our The Capital Grille restaurants compete with other upscale restaurants, including steakhouses, such as Morton’s of Chicago, Ruth’s Chris Steakhouse and The Palm as well as independent operators. Some of our competitors have greater financial resources than we have, have been in business longer or are better established in the markets where our restaurants are located or are planned to be located.

Even if we do not incur substantial opening and promotion costs in opening a new restaurant that we would not otherwise usually incur, we may not be able to profitably operate a new restaurant in new markets. If we open restaurants in areas where we did not previously have a restaurant, we may not be able to attract enough customers to operate those restaurants at a profit because potential customers may be unfamiliar with our restaurants or the atmosphere or menu of our restaurants might not appeal to them.

Another part of our expansion plans is to open restaurants in markets in which we already have existing restaurants. We may be unable to attract enough customers to the new restaurants for them to operate at a profit. Even if we are able to attract enough customers to the new restaurants to operate them at a profit, those customers may be former customers of one of our existing restaurants in that market and the opening of a new restaurant in the existing market could reduce the revenue of our existing restaurants in that market.

WE COULD FACE SHORTAGES OF QUALIFIED LABOR WHICH COULD SLOW OUR GROWTH OR OTHERWISE STRAIN OUR INFRASTUCTURE

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers, necessary to keep pace with our expansion schedule. Qualified individuals of the requisite caliber and a number needed to fill these positions are in short supply in some areas. Any future inability to recruit and retain sufficient individuals may delay the planned openings of new restaurants. Any such delays, any material increases in employee turnover rates in existing restaurants, or any wide spread employee dissatisfaction resulting in a class action lawsuit could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs.

We may also face the risk that our existing systems and procedures, restaurant management systems, financial controls, and information systems will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and this infrastructure. If we fail to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our expansion objectives our operating results or cash flows could be materially adversely affected.

UNANTICIPATED EXPENSES AND MARKET ACCEPTANCE COULD AFFECT THE PROFITABILITY OF RESTAURANTS WE OPEN IN NEW MARKETS

As part of our expansion plans, we may open new restaurants in areas in which we have little or no operating experience and in which potential customers may not be familiar with our restaurants. As a result, we may have to incur costs related to the opening, operation and promotion of those new restaurants that are substantially greater than those incurred in other areas. Even though we may incur substantial additional opening and promotion costs with these new restaurants, they may fail to attract the number of customers that our more established restaurants in existing markets attract. As a result, the revenue and profit generated at new restaurants may not equal the revenue and profit generated by our existing restaurants. The new restaurants may even operate at a loss. Because of our limited number of existing restaurants, if we open one or more new restaurants that we are unable to operate at a profit, this could have a significant adverse effect on our overall profits.

WE MAY INCUR ADDITIONAL COSTS AND REDUCED PROFITS BY FAILING
TO OPEN OR BY DELAYING THE OPENING OF PLANNED RESTAURANTS

We currently plan to open approximately 31 to 33 new restaurants in 2005. If we are unable to open a new restaurant or have to delay the opening of a new restaurant, we may incur substantial costs we would not otherwise incur, which may directly decrease our profits. We may be unable to open such restaurants, or unable to open them on time, due to factors such as:

  our inability to find quality locations to open new restaurants;
  our inability to reach acceptable agreements regarding the lease or purchase of locations on which to open new restaurants;
  our inability to raise or have available an adequate amount of money to construct and open new restaurants;
  our inability to hire, train and retain the skilled management and other employees necessary to staff new restaurants when they are scheduled to open;
  our inability to obtain, for an acceptable cost, the permits and approvals required to open new restaurants; and
  our inability to efficiently manage the amount of time and money used to build and open each new restaurant.

In addition, if we believe that we will be unable to open a new restaurant because of one of the above factors, we may have to stop construction of the restaurant or terminate any lease or purchase contract that we entered regarding such restaurant and pay accelerated rent, damages and/or a termination fee to the other party to the contract. All of these factors could lead to an increase in our operating expenses and a resulting decrease in our profits. The failure to open new restaurants on a timely basis will also reduce the sales those restaurants would have contributed to our projected revenues.

WE MAY INCUR ADDITIONAL COSTS OR LIABILITIES DUE TO CHANGES IN OUR INCOME TAX PROVISION

Our income tax provision is sensitive to expected earnings and, as expectations change, our income tax provisions may vary from quarter-to-quarter and year-to-year. In addition, from time-to-time, we may take positions for filing our tax returns that differ from the treatment for financial reporting purposes. The ultimate outcome of such positions could cause our effective tax rate to fluctuate from quarter to quarter. Our effective tax rate for fiscal 2005 is expected to be the same as our fiscal 2004 rate.

OUR FUTURE PERFORMANCE DEPENDS ON OUR SENIOR MANAGEMENT WHO ARE EXPERIENCED IN
RESTAURANT MANAGEMENT AND WHO COULD NOTEASILY BE REPLACED WITH EXECUTIVES OF EQUAL EXPERIENCE AND CAPABILITIES

We believe that we depend significantly on the services of Philip J. Hickey, Jr. and Eugene I. Lee, Jr. If we lost the services of either Messrs. Hickey or Lee, for any reason, we may be unable to replace them quickly with qualified personnel, which could have a material adverse effect on our business and development. Although we have employment agreements with Messrs. Hickey and Lee, we could not prevent them from terminating their employment with us. Also, we do not carry key person life insurance on Messrs. Hickey or Lee.

OUR OPERATING RESULTS COULD BE NEGATIVELY AFFECTED BY OUR INABILITY TO ACQUIRE THE PROPER SUPPLY OF OUR PRODUCTS

Our business is dependent upon our ability to purchase high-quality food products in sufficient quantity. Economic conditions affecting our suppliers, or animal or plant disease could adversely affect our ability to obtain an adequate supply of products of the proper quality. In the event that we are unable to obtain an adequate supply of food products of the proper quality, our revenues and operating income would decrease.

WE MAY LOSE REVENUE OR INCUR INCREASED COSTS IF OUR RESTAURANTS DO NOT RECEIVE FREQUENT
DELIVERIES OF FOOD AND OTHER SUPPLIES

We have a contract with a single distributor for the distribution of most meat, food and other supplies for our LongHorn Steakhouse, Bugaboo Creek Steak House and The Capital Grille restaurants. If this distributor does not perform adequately or otherwise fails to distribute product or supplies to our restaurants, our inability to replace this distributor in a short period of time on acceptable terms could increase our costs or could cause shortages at our restaurants of food and other items which may cause us to remove certain items from a restaurant’s menu or temporarily close a restaurant. If we temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage or thereafter as our customers may change their dining habits as a result.

OUR ANTI-TAKEOVER PROVISIONS MAY LIMIT SHAREHOLDER VALUE

We have provisions in our articles of incorporation and in our shareholder protection rights agreement that may discourage or prevent a person or group from acquiring us without our approval. A shareholder may not receive as much in exchange for their shares of common stock as they could without these provisions. The following is a description of the above provisions that may reduce the market value of our shares of common stock.

Under our shareholder protection rights agreement, we distributed one preferred stock purchase right for each outstanding share of our common stock to the shareholders of record on November 20, 1997. Each right entitles holders of a share of our common stock to purchase one one-hundredth of a share of our junior participating preferred stock at an exercise price initially equal to $48.00. Each one one-hundredth of a share of our junior participating preferred stock (1) has the same voting rights as one share of our common stock and (2) would be paid dividends at least equal to the dividends paid on each share of our common stock. Our preferred stock purchase rights are exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock, or announces a tender or exchange offer upon completion of which such person or group would beneficially own 15% or more of our common stock. If a person or group becomes a beneficial owner of 15% or more of our common stock, then each right not owned by the person or group entitles its holder to purchase, for an amount of cash equal to the right’s then-current exercise price, shares of our common stock having a value equal to twice the right’s exercise price. We may redeem the rights at a price of $.01 per right at any time until the close of business on the tenth business day following our announcement that a person or group has become the beneficial owner of 15% or more of our common stock.

Our articles of incorporation contain a provision which provides that our board of directors consists of three classes of directors. Each class has the same number of directors or as close to equal as possible. The directors of each class serve for a term of three years with each class’ term expiring in different successive years. For example, the term of the first class may expire in 2005 and each director elected in the first class in 2005 would serve until 2008, the term of the second class would expire in 2006 and each director elected in the second class in 2006 would serve until 2009, and the term of third class would expire in 2007 and each director elected in 2007 would serve until 2010. As a result, shareholders with sufficient shares to determine the election of directors would have to vote for their nominees at two successive annual meetings of shareholders in order to elect a majority of the directors.